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SEC FILE NUMBER
8-30993

SEC Mail Processing
MAR 09 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Beaconsfield Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

160 Technology Drive, Suite 101
(No. and Street)

Canonsburg	PA	15317
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Betty H Rainier	724-745-6800	betty.rainier@beaconsfieldfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans Mehlhorn & Miller PC
(Name – if individual, state last, first, and middle name)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Betty H. Rainier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Beaconsfield Financial Services, Inc, as of February 28, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as ~~that of a customer.~~

Commonwealth of Pennsylvania - Notary Seal
Cristin J. Rainier, Notary Public
Washington County
My commission expires November 8, 2025
Commission number 1408174
Member, Pennsylvania Association of Notaries

Cristin J. Rainier
Notary Public

Signature: Betty H Rainier
Title: Secretary / Treasurer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Beaconsfield Financial Services, Inc. (Company) is responsible for its compliance the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Beaconsfield Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EVANS MEHLHORN & MILLER PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 28, 2022

Financial Statements

Beaconsfield Financial Services, Inc.

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	145,714
Accounts receivable		266,489
Deposit with clearing organization		25,000
Deferred income tax asset		13,200
Prepaid income taxes		711
Securities owned		183,001
Furniture and fixtures, at cost, less accumulated depreciation of $71,757		976
Operating lease ROU asset, less accumulated lease cost of $85,663		45,131
	$	680,222

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:	
Commissions payable	$ 194,557
Accrued payroll and related withholdings	1,432
Deferred income taxes payable	41,300
Accounts payable and accrued expenses	135,933
Operating lease liability	45,131
Total Liabilities	418,353
Stockholders' Equity:	
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding	19,000
Retained earnings	242,869
	261,869
	$ 680,222

Beaconsfield Financial Services, Inc.

Statement of Income

Year Ended December 31, 2021

Revenues:	
Mutual fund and 12b-1 fees	$ 1,452,154
Commission income	1,417,626
Other revenues	876
	2,870,656
Expenses:	
Operating expenses:	
Commissions, exchange fees, and other clearance expenses	1,970,111
Occupancy and equipment expenses	32,928
Employee compensation and benefits expense	714,498
Technology and communications expense	18,076
Insurance	36,376
Licenses	13,758
	2,785,747
General and administrative expenses	137,366
Depreciation expense	469
Interest expense	85
	2,923,667
Net Loss From Operations	(53,011)
Other Income:	
Gain on sale of securities owned	32,133
Unrealized gain on securities owned	34,922
Other investment income	3,400
	70,455
Net Income Before Income Taxes	17,444
Income Taxes	8,800
Net Income	$ 8,644

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2021

Common Stock:	
Balance, January 1 and December 31	$ 19,000
Retained Earnings:	
Balance, January 1	234,225
Net income for the year	8,644
Balance, December 31	242,869
	$ 261,869

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:		
Net income	$	8,644
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation expense		469
Deferred income taxes		8,800
Gain on sales of securities owned		(32,133)
Reinvested investment income		(1,717)
Unrealized gain on securities owned		(34,922)
(Increase) decrease in:		
Accounts receivable		32,496
Operating lease ROU asset		29,990
Increase (decrease) in:		
Commissions payable		(32,751)
Accrued payroll and related withholdings		45
Accounts payable and accrued expenses		87,872
Operating lease liability		(29,990)
Net cash provided by operating activities		36,803
Cash flows from investing activities:		
Proceeds from sale of securities owned		35,746
Net cash provided by investing activities		35,746
Net Increase in Cash and Cash Equivalents		72,549
Cash and Cash Equivalents, beginning of year		73,165
Cash and Cash Equivalents, end of year	$	145,714

Supplemental Information:

Interest paid	$	85

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

1. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2021, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2021, the clearing deposit account amounted to $25,000, and is listed separately on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial. Receivable from contracts with customers amounted to $266,489 and $298,985 for the years ended December 31, 2021 and 2020, respectively.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. Equity securities with readily determinable fair values are reported in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

2. Summary of Significant Accounting Policies (Continued)

Capitalization and Depreciation

Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in an operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

2. Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses the cost of advertising as incurred. There was no advertising expense for the year ended December 31, 2021.

Compensated Absences

The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note 9) between the basis of asset and liabilities for financial statement and income tax purposes. It is the Company's policy not to take uncertain tax positions.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

3. Revenue From Contracts With Customers (Continued)

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 1,417,626
Distribution fees	1,452,154
Total commission revenue	2,869,780
Total Revenue From Contracts With Customers	$ 2,869,780

4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Financial instruments that potentially subject the Company to credit risk include investments in marketable securities. Management periodically evaluates the quality of the investments in marketable securities.

5. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

6. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission and for other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $179,548, which was $129,548 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.08 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2021, there were no material differences.

8. Securities Owned

Securities owned consist of shares of NASDAQ OMX Group, Inc. common stock and shares of Franklin Utilities A Fund and are classified by the Company as investments in equity securities with readily determinable fair values. Cost, unrealized gain, and fair value, as of December 31, 2021, are as follows:

Securities owned, at cost	$ 41,129
Gross unrealized gains - prior year	106,950
Gross unrealized gains - current year	34,922
Fair value	$ 183,001

9. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset and liability will be necessary in the future should the tax laws change.

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $52,000 and $53,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized prior to expiration beginning in 2034. At December 31, 2021, deferred assets of $13,200 have been recognized. Deferred tax liabilities have been recognized for depreciation timing differences ($300) and unrealized gains on securities owned ($41,000).

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2021, the Company's open audit periods are 2018 through 2021 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

9. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily entertainment which is nondeductible for Federal and state income tax purposes.

The provision for income taxes in the statement of income for the year ended December 31, 2021, consists of the following components:

Deferred Income Taxes:	
Tax consequences of temporary differences in depreciation and securities	$ 10,000
Tax benefit of net operating loss carryforwards	(1,200)
	$ 8,800

10. Pension Plan

The Company has a SEP retirement plan which covers all of its employees that have achieved three continuous years of employment. Total pension expense amounted to $118,433 for the year ended December 31, 2021.

11. Lease Commitments

The Company has an obligation as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a five year period. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company leases office space under a non-cancellable operating lease, which was extended for an additional five-year term beginning in June 2018 and provides for monthly lease payments of $2,744. For the year ended December 31, 2021, rent expense under this lease amounted to $32,928.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

11. Lease Commitments (Continued)

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$	32,928

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:

Operating leases:		
Operating lease ROU assets	$	45,131
Operating lease liabilities		45,131

Other information related to leases as of December 31, 2021 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	32,928
ROU assets obtained in exchange for lease obligations		
Operating leases	$	130,794
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	85,663
Discount rate on operating leases:		5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

11. Lease Commitments (Continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

2022	$	32,928
2023		13,720
Total undiscounted cancellable lease payments		46,648
Less imputed interest		1,517
Total lease liabilities	$	45,131

12. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

12. Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2021:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Mutual funds	$ 35,994	$ 35,994	$ -	$ -
Domestic equities	147,007	147,007	-	-
	$ 183,001	$ 183,001	$ -	$ -

13. Related Party Transactions

Summit Advisors LLC is an investment advisory firm that has common ownership and utilizes the same employees and office space as the Company. Transactions between the two companies are limited to reimbursement of shared expenses and amounted to $9,000 for the year ended December 31, 2021. As of December 31, 2021 no amounts were owed between the two companies

14. Subsequent Events

The Company has evaluated subsequent events through February 28, 2022, which is the date the financial statements were available to be issued.

Supplemental Information

Beaconsfield Financial Services, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2021

Net Capital:	
Total stockholders' equity	$ 261,869
Deductions:	
Accounts receivable	32,776
Prepaid income taxes	711
Property and equipment	976
Deferred income tax asset	13,200
Total non-allowable assets	47,663
Other Deductions	99
Net Capital Before Haircuts on Security Positions	214,107
Haircuts on Securities:	
Other securities	28,259
Undue concentrations	6,300
Total Haircuts on Securities	34,559
Net Capital	179,548
Net Capital Requirements	50,000
Net Capital in Excess of Minimum Requirements	$ 129,548
Aggregate Indebtedness	$ 373,222
Ratio of Aggregate Indebtedness to Net Capital	2.08

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	179,548
Changes to Non-Allowable Assets:		
Prepaid income taxes		711
		711
Miscellaneous Difference		(1)
Total Differences		710
Net Capital Per Broker/Dealer's Unaudited Part II	$	180,258

Beaconsfield Financial Services, Inc.

Schedule of Operating and General and Administrative Expenses

Year Ended December 31, 2021

Operating Expenses:		
Commissions	$	1,968,228
Insurance		36,376
Internet access		8,286
Payroll taxes		33,146
Regulatory expenses		13,757
Operating lease cost		32,928
Retirement plan		118,433
Selling expense		1,883
Telephone		9,790
Wages		562,920
	$	2,785,747
General and Administrative Expenses:		
Auto expense	$	7,757
Bank charges		10
Contributions		1,065
Cyber security		2,301
Dues and subscriptions		7,357
Employee benefits		38,673
Legal and accounting		21,574
Office supplies and expense		10,298
Postage		5,226
Quotes - exchange fees		7,436
Clearing fees		35,143
Travel and entertainment		9,526
Overhead allocation		(9,000)
	$	137,366

See Report of Independent Registered Public Accounting Firm.

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Beaconsfield Financial Services, Inc.'s Statement of Exemption Report, in which (1) Beaconsfield Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beaconsfield Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) - (exemption provisions) and (2) Beaconsfield Financial Services, Inc. stated that Beaconsfield Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beaconsfield Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beaconsfield Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Evans Mehlhorn & Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 28, 2022